SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K
REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2003

Optibase Ltd.

2 Gav Yam Center
7 Shenkar St
P.O.Box , 2170
Herzliya 46120
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit Index

Exhibit Number	Description of Document

99.1	Press Release describing Third Quarter 2003 Results

2

SIGNATURE

Pursuant to the requirements of the Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Optibase Ltd. (Registrant) BY: /S/ Zvi Halperin —————————————— Zvi Halperin President and Chief Financial Officer

Date: October 23, 2003

3

FOR: OPTIBASE CONTACT: KCSA CONTACTS:	OPTIBASE, LTD. Yael Paz +972 99709 255 yaelp@optibase.com Jeff Corbin (212) 896-1214 jcorbin@kcsa.com	Lee Roth (212) 896-1209 lroth@kcsa.com

FOR IMMEDIATE RELEASE

OPTIBASE, LTD. REPORTS THIRD QUARTER 2003 RESULTS

Company reports growing sales of MGW 5100 product line

HERZLIYA, Israel, October 23, 2003 – Optibase, Ltd. (NASDAQ: OBAS), a leader in digital streaming solutions over broadband networks, today announced third quarter results for the period ended September 30, 2003.

        Revenues for the third quarter ended September 30, 2003 were $5.1 compared with $4.1 million, for the same period a year ago, and compared with $4.8 million in the second quarter of 2003. Pro forma net income for the third quarter, excluding the effects of acquisition-related costs, stock options charges, impairment of other long term investment, other nonrecurring expenses and equity in loss of affiliate (The ” Cost and Charges”), was $1.2 million or $0.09 per fully diluted share, based on 13.4 million weighted average shares outstanding, compared with pro forma net loss of $(955,000), or $(0.08) per fully diluted share, based on 12.2 million weighted average shares outstanding, for the same quarter in 2002. Sequentially, pro forma net income, excluding the effects of the Cost and Charges, decreased approximately $359,000 from a net income of $1.6 million or $0.13 per fully diluted share.

        For the nine months ended September 30, 2003, revenues were $14.3 million compared with $16.1 million, for the same period in 2002. Pro forma net income, excluding the effects of the Cost and Charges, was $3.2 million or $0.26 per fully diluted share, compared with a pro forma net loss of $(1.5) million, or $(0.13) per fully diluted share, for the same period in 2002.

        Including the effects of the Cost and Charges, net income for the three and nine months ended September 30, 2003, were $740,000 and $1 million or $0.06 and $0.08 per fully diluted share, respectively, based on approximately 13.4 and 12.6 million weighted average shares outstanding, respectively, compared with net loss of $(2) million and $(12) million or ($0.16) and ($0.99) per fully diluted share, respectively, based on approximately 12.2 million weighted average shares outstanding for the same periods in 2002.

        As of September 30, 2003, the Company had cash, cash equivalents and other financial investments of $51.1 million, and shareholders’ equity of $52.4 million. Financial income net, for the third quarter totaled $1.9 million, of which $1.1 million was attributed to financial capital gains on marketable securities.

        Commenting on the third quarter results, Zvi Halperin, President and Chief Financial Officer of Optibase, said, “We are pleased to report continued revenue growth and profitability, smaller operating losses, as well as further customer acceptance of the MGW 5100 by telecom operators in North America and in the international markets.

        “We are not only pleased with the revenue growth in the Telco market but also by the general positive reaction to our flagship product in this space, the MGW 5100. The market is still in its infancy and we are further developing it via alliances with other best of breed solutions such as the one recently announced with Samsung Electronics, Orca Interactive and Kassena in which Samsung will serve as a prime contractor for an integrated end-to-end TV over xDSL solution. Alliances of this kind enhance our position and reach in the marketplace as they enable faster and simpler deployment of advanced video services by telecom operators.

        “As it has been less than a year since we began serving the Telco market with the introduction of the MGW 5100, we do not yet have the history upon which to accurately estimate short-term revenue trends on a quarter to quarter basis. Nevertheless, we are confident in the opportunities that this market holds for Optibase and in the overall potential of the MGW 5100 as a significant revenue generator for the Company both in the short and long term.

        Mr. Halperin continued, “During the third quarter we participated in IBC, where we unveiled a new product for enterprise video platforms, the MPEG MovieMaker 400. This MPEG-4 hardware video encoder is ideal for organizations that want to implement surveillance, training, video conferencing and business TV applications. The product was well received and its commercial release remains on schedule for the fourth quarter of 2003. Our MPEG-2 encoder line, the MovieMaker 200 continues to be integrated into new digital media applications such as digital signage and narrowcasting in point of sale, point of information and corporate communications areas. To this end we have recently announced that the encoders are compatible with Sony’s NSP-100, a leading IP network appliance.”

        Mr. Halperin concluded, “We are very pleased overall with the progress that Optibase has made and is making. As the MGW 5100 continues to gain traction in the market, we are marching along our path to return to profitability on an operational basis. “

Conference Call: Optibase has scheduled a conference call for 10:00 a.m. October 23 EDT, to discuss the third quarter results. To participate, please call the following teleconferencing number: 1-973-935-2100 (Domestic & International). For those unable to participate there will be replay available from 12:00 p.m. EDT on October 23, 2003, through 11:59 p.m. EST, October 30, 2003. Please call: 1-973-341-3080 (Domestic & International), ID REPLAY CODE: 4254020 Interested parties may access the conference call over the Internet via, www.kcsa.com. To listen to the live call, please go to the KCSA Web site at least 15 minutes early to register, download and install any necessary audio software.

About Optibase
Optibase, Ltd. provides high-quality, cost-effective products that enable the preparation and delivery of MPEG-based digital media over broadband networks. Optibase has created a breadth of product offerings used in applications, such as: real-time video streaming; digital video archiving; distance learning; and business television. Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in Europe, Japan and China. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For more information, please visit www.optibase.com.

This news release contains forward-looking statements concerning our marketing and operations plans. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s Registration Statement on Form F-1, F-4 and F-20.

This release and prior releases are available on the Company’s Web site at www.optibase.com.
This release and prior releases are also available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.

Optibase Ltd.
Pro Forma Condensed Consolidated Statement of Operations
For the Period Ended September 30, 2003

(Excluding various costs and charges as described below)

	Nine months ended		Three months ended
	September 30 2003 $ Unaudited	September 30 2002 $ Unaudited	September 30 2003 $ Unaudited	September 30 2002 $ Unaudited

Revenues	14,269	16,118	5,095	4,052
Gross profit	7,947	8,961	2,862	2,168
Operating expenses:
Research and development, net	3,787	5,000	1,142	1,502
Selling, general and administrative	7,423	7,510	2,408	2,392
Total operating expenses	11,210	12,510	3,550	3,894
Operating loss	(3,263)	(3,549)	(688)	(1,726)
Other (expenses)	(4)	(14)	-	-
Financial income, net	6,487	2,033	1,922	771
Net income (loss)	3,220	(1,530)	1,234	(955)
Net income (loss) per share:

Cash EPS (LPS) - on a fully
diluted bases	$0.26	$(0.13)	$0.09	$(0.08)

Number of shares used in computing
EPS (LPS) on a fully diluted bases	12,586	12,165	13,371	12,239

Amount in thousands, except per share data
The above pro forma amounts have been adjusted to exclude the following items:

Amortization and Impairment of goodwill and
other acquisition-related charges	-	992	-	-
Stock option charges	(21)	1,089	50	261
Impairment of acquired intangibles	-	7,296	-	505
Impairment of other long term investment	1,364	-	-	-
Equity in loss of affiliate	868	265	444	254
Cumulative effect of changes in accounting
principle	-	854	-	-

Net effect of pro forma adjustments	2,211	10,496	494	1,020

Condensed Consolidated Statement of Operations

For the Period Ended September 30, 2003

	Nine months ended		Three months ended
	September 30 2003 $ Unaudited	September 30 2002 $ Unaudited	September 30 2003 $ Unaudited	September 30 2002 $ Unaudited

Revenues	14,269	16,118	5,095	4,052
Gross profit	7,947	8,366	2,862	2,168
Operating expenses:
Research and development, net	3,733	6,355	1,156	1,707
Selling, general and administrative	7,456	7,641	2,444	2,448
Other nonrecurring expenses	-	7,296	-	505
Total operating expenses	11,189	21,292	3,600	4,660
Operating loss	(3,242)	(12,926)	(738)	(2,492)
Other (expenses)	(1,368)	(14)	-	-
Financial income, net	6,487	2,033	1,922	771
Equity in loss of affiliate	868	265	444	254
Net Income (loss) before cumulative effect of
changes in accounting principle	1,009	(11,172)	740	(1,975)
Cumulative effect of changes in accounting
principle	-	854	-	-
Net income (loss)	1,009	(12,026)	740	(1,975)
Other comprehensive income
Unrealized holding (losses) gains on available
for sale securities	1,307	(1,274)	(756)	(1,160)
Total comprehensive income (loss)	2,316	(13,300)	(16)	(3,135)

Net income (loss) per share:
Before cumulative effect of changes in
accounting principle - basic and diluted	$0.08	$(0.92)	$0.06	$(0.16)

Cumulative effect of changes in accounting
principle - basic and diluted	$0.00	$(0.07)	$0.00	$(0.00)

After cumulative effect of changes in
accounting principle - basic and diluted	$0.08	$(0.99)	$0.06	$(0.16)

Number of shares used in computing
earning per share
basic	12,399		12,517
diluted	12,586	12,165	13,371	12,239

Amount in thousands, except per share data

Optibase Ltd.
Condensed Consolidated Balance Sheets

	September 30 2003 $ Unaudited	December 31 2002 $ Audited

Assets
Current Assets:
Cash, cash equivalents and short term investments	51,095	45,320
Trade receivables net of bad debts	2,006	2,650
Inventories	3,983	4,237
Other receivables and prepaid expenses	1,471	1,577
Total current assets	58,555	53,784

Other long term investments	1,922	3,531
	1,922	3,531
Fixed assets, net	1,305	2,173
Other assets, net	160	220
Total assets	61,942	59,708

Liabilities and shareholders' equity
Current Liabilities:
Current Maturities	26	129
Trade payables	1,725	2,064
Accrued expenses and other liabilities	5,870	6,360
Total current liabilities	7,621	8,553
Accrued severance pay	1,968	1,646
Long-Term lease	1	14
Total shareholders' equity	52,352	49,495
Total liabilities and shareholders' equity	61,942	59,708

Amounts in thousands